EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                             SECOND QUARTER 1998

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS  (Millions of dollars, except earnings per share)
--------------------------------------------------------------------------------
                               Second Quarter                   Six Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1998    1997   Change        1998    1997   Change
                           -----------------------      -----------------------
Net sales                  $  990  $1,089    (9)        $1,927  $2,075    (7)
Net earnings                  170     117    45            279     221    26
Net earnings,
   excluding non-
   recurring items*           122     117     4            231     221     5
Net earnings per
   common share:
   -- Basic                $ 2.78  $ 1.85    50         $ 4.54  $ 3.47    31
   -- Diluted              $ 2.72  $ 1.82    49         $ 4.46  $ 3.42    30
Net earnings per
   common share,
   excluding non-
   recurring items:
   -- Basic                $ 1.99  $ 1.85     7         $ 3.75  $ 3.47     8
   -- Diluted              $ 1.95  $ 1.82     7         $ 3.69  $ 3.42     8
-------------------------------------------------------------------------------
*non-recurring items include gains on the sale of joint venture interests in AtoHaas and RohMax, asset write-downs, business realignment costs, and loss on early extinguishment of debt during the quarter ended June 30, 1998.



SALES BY BUSINESS GROUP
Millions of dollars
---------------------------------------------------
PERFORMANCE POLYMERS           $659
CHEMICAL SPECIALTIES           $234     [PIE CHART]
ELECTRONIC MATERIALS           $ 97



SALES BY CUSTOMER LOCATION
Millions of dollars
---------------------------------------------------
                                NORTH AMERICA  $554
[PIE CHART]                     EUROPE         $257
                                ASIA-PACIFIC   $114
                                LATIN AMERICA  $ 65

                         =======================
                         == CHAIRMAN'S LETTER ==
                         =======================

Rohm and Haas posted a good performance, for the second quarter in spite of a difficult business environment. Demand for most of our portfolio of specialty products was healthier than the industry's during the second quarter. The company grew earnings per share by 7 percent from the second quarter of 1997.

This good news is the result of focusing on customers' specialized needs, maintaining our strong market positions, improving productivity, and keeping our manufacturing facilities running smoothly. The earnings per share growth was assisted by our continued share buy-back program.

Rohm and Haas's volume was flat for the second quarter compared with a year ago, after adjusting for the sales of Rohm and Haas's stakes in AtoHaas and RohMax. These divestitures were completed during the quarter, and resulted in a pre-tax gain of $102 million, which was partially offset by several other one-time items.

On a comparable basis, sales were down 4 percent. The lower sales figure reflects the continued strength of the U.S. dollar.

After the quarter ended, Rohm and Haas made several important announcements. President and Chief Operating Officer John P. Mulroney has decided to retire at the end of this year. On July 27, the Board of Directors named J. Michael Fitzpatrick, currently vice president and chief technology officer of Rohm and Haas, to replace Jack effective January 1, 1999.

I will retire by the end of 1999. The board also named Rajiv L. Gupta, currently vice president for the Asia-Pacific Region and the Electronics Materials group, to the new post of vice chairman, effective January 1, 1999. Raj will be named chairman and chief executive officer upon my retirement.

In addition, the Board of Directors approved a recapitalization plan for the company, a three-for-one stock split and a dividend increase of 8 percent.

Each of these announcements is evidence that Rohm and Haas continues to refine its strategy for profitable growth. As long as economies worldwide remain on their current path, I expect Rohm and Haas to report a good performance for the year.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson

August 14, 1998

                 ========================================
                 == MANAGEMENT DISCUSSION AND ANALYSIS ==
                 ========================================

SECOND QUARTER 1998 VERSUS
SECOND QUARTER 1997

Earnings increased 45% in the second quarter of 1998 to $170 million from $117 million in the second quarter of 1997. Diluted earnings per common share for the quarter were $2.72 compared to $1.82 in 1997. Included in the 1998 results is a one-time gain of $48 million, or $.77 per share, net of non-recurring items. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia. (Earnings by business segment and by region excluding these non-recurring items are presented in the tables on page 3.)

Volume decreased 2% for the quarter and sales decreased 9%. On a comparable-business basis, volume was flat and sales decreased 4%.
In addition to the divestiture of two businesses, resulting in the exclusion of AtoHaas' sales from 1998 results, the remaining 50% of NorsoHaas was acquired and operations in China were consolidated in 1998. The sales decrease on flat volume was primarily a result of weaker European and Asia-Pacific currencies and slightly lower selling prices. Volume gains in Europe and Latin America, on a comparable basis, were overcome by volume losses due to poor business conditions in the Asia-Pacific region and flat volume in North America. In the Asia Pacific region sales declined 16% on a 10% volume decrease. The company's earnings increased 4%, excluding non-recurring items, primarily as a result of lower raw material costs and efficient plant operations. Diluted earnings per common share excluding non-recurring items was $1.95 for the second quarter, up 7% versus 1997. The increase in earnings per share also reflects the impact of the company's stock repurchase program.

In the first quarter of 1998, the company changed its financial reporting structure and, in August 1998, the related management structure to better reflect its technical strengths and focus on key markets. Rohm and Haas now reports by three business segments:
Performance Polymers, consisting of the Polymers and Resins, Monomers, Formulation Chemicals and Plastics Additives businesses; Chemical Specialties, consisting of the Agricultural Chemicals, Ion Exchange and Biocides businesses; and Electronic Materials, consisting of Shipley and Rodel, Inc., an affiliate. The 1997 presentation of sales and earnings has been restated to reflect these changes. In the restatement, 1997 results of AtoHaas and RohMax are reported under Performance Polymers.

Performance Polymers earnings of $96 million, excluding non-recurring items, were unchanged from the prior year. Sales were down 13% to $659 million from $757 million in the 1997 period, largely as a result of the absence of AtoHaas sales. On a comparable basis volume decreased 1% and sales decreased 6%. The sales decrease on slightly lower volume is primarily a result of unfavorable currencies in Europe and Asia-Pacific and lower selling prices in North America. In Asia-Pacific, volume and sales were down, reflecting the generally unfavorable economic conditions in the region. Earnings excluding non-recurring items were unchanged, despite lower volume and weaker currencies in Europe and Asia-Pacific, largely as a result of lower raw material prices and lower plant operating costs.

Chemical Specialties earnings of $28 million for the second quarter of 1998, excluding non-recurring items, compared favorably to earnings of $27 million in the prior-year period. A volume increase of 6% resulted from strong demand in the Agricultural Chemicals business in North America, largely driven by weather conditions favorable to sales of fungicides such as Dithane and Systhane. Sales were flat despite the volume growth, reflecting weaker currencies in Europe and Asia-Pacific. The earnings increase was primarily the result of volume growth in Agricultural Chemicals.

Electronic Materials earnings of $13 million, excluding non-recurring items, were flat compared to the 1997 period. Sales were essentially unchanged while volume increased 9%, reflecting pricing pressure in the printed wiring board industry and the weakened economy in Asia-Pacific where sales and earnings were down. Earnings decreases in Shipley Company were largely offset by the contribution of Rodel, Inc., a 31%-owned affiliate acquired in June 1997.

Corporate expenses totaled $25 million in the second quarter of 1998 compared to $19 million in the prior year period. The second quar-

EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
EXCLUDING NON-RECURRING ITEMS*
------------------------------------------------------------------------------
                                          Quarter Ended     Six Months Ended
                                            June 30,              June 30,
                                        -----------------   ------------------
                                        1998       1997       1998       1997
                                        --------------------------------------
BUSINESS GROUP                                  (Millions of dollars)
                                        --------------------------------------
Performance Polymers                    $ 96       $ 96       $179       $174
Chemical Specialties                      28         27         57         55
Electronic Materials                      13         13         26         25
Corporate                                (15)       (19)       (31)       (33)
---------------------------------------------------------   ------------------
   Total                                $122       $117       $231       $221
---------------------------------------------------------   ------------------
CUSTOMER LOCATION
North America                           $ 97       $ 87       $180       $154
Europe                                    23         25         54         55
Asia-Pacific                               9         13         15         28
Latin America                              8         11         13         17
Corporate                                (15)       (19)       (31)       (33)
---------------------------------------------------------   ------------------
   Total                                $122       $117       $231       $221
---------------------------------------------------------   ------------------
*must be read in conjunction with presentation by business group and customer location on page 8. Non-recurring items include gains on the sale of joint venture interests in AtoHaas and RohMax, asset write-downs, business realignment costs, and loss on early extinguishment of debt during the quarter ended June 30, 1998.



ter of 1998 includes a $10 million after-tax extraordinary loss on the early extinguishment of debt.

The second quarter gross profit margin of 41% was up from 37% in the prior-year period, largely as a result of 10% lower raw material costs which overcame selling prices and weaker European and Asia-Pacific currencies.

Selling, administrative and research expenses decreased 2% for the quarter versus the 1997 period, reflecting the net effect of higher research expense and lower selling and administrative expense due to the absence of AtoHaas costs. Interest expense was flat, while the absence of earnings from RohMax and AtoHaas Europe resulted in a decrease of $3 million in affiliate earnings. Other income of $108 million reflects the net before-tax gain on the non-recurring items discussed above, excluding debt extinguishment. The most significant factor was the sale of the AtoHaas and RohMax businesses, which resulted in a gain after-tax of $102 million, offset by a charge of $15 million related to cumulative translation adjustments and $11 million of asset write-downs and business realignment costs.

The effective tax rate for the second quarter of 1998 was 39%, up from 33% for the second quarter of 1997, largely as a result of non-recurring items for which there is no tax benefit, primarily the cumulative translation adjustment associated with the AtoHaas divestiture and an intangible asset write-off in Europe.


SIX MONTHS 1998 VERSUS
SIX MONTHS 1997

Earnings for the first six months of 1998 were $279 million, an increase of 26% over last year's earnings of $221 million. Diluted earnings per common share were $4.46 compared to $3.42 in 1997. As discussed above, included in 1998 results are a second quarter one-time net gain of $48 million, or $.77 per share. (Earnings for the first six months of 1998 by business segment and by region excluding these non-recurring items are presented in the tables above, which should be read in conjunction with the presentation on page 8.) Sales decreased 7% and volume was flat. On a comparable-business basis, sales decreased 3% on a 1% volume increase. In addition to the divestiture of two businesses, resulting in the exclusion of AtoHaas' sales from 1998, the remaining 50% of NorsoHaas was acquired and operations in China were consolidated during the year. The sales decrease on higher volume is primarily a result of weaker European and Asia-Pacific currencies. Volume was strong in Europe while an unfavorable business environment hurt volume in the Asia-Pacific region. Volume in North America and Latin America was flat. Through six months of 1998, on a comparable basis, Asia-Pacific region sales declined 17% and volume decreased 9%. The company's earnings increased 5% excluding non-recurring items primarily as a result of lower raw material costs, higher volume and efficient plant operations. Earnings per common share before non-recurring items were $3.69 for the first half of 1998, up 8% versus 1997. The increase in earnings per share also reflects the impact of the company's stock repurchase program.

Performance Polymers earnings, excluding non-recurring items, were $179 million compared to $174 million in the prior year, an increase of 3%. Sales of $1,277 million were down 10% from $1,425 million in 1997, largely as a result of the absence of AtoHaas sales. On a comparable basis, volume was flat and sales decreased 4%. The decrease in sales was a result of unfavorable currencies in Europe and Asia-Pacific and lower selling prices in North America. Performance Polymer sales in the Asia-Pacific region were down more than 25% from the prior year while volume decreased 9%. Earnings increased excluding non-recurring items largely as a result of lower raw material prices and Polymers and Resins volume in North America.

Chemical Specialties earnings were $57 million for the first half of 1998, excluding non-recurring items, increasing 4% from $55 million in 1997. Sales of $453 million decreased 2% from 1997 sales of $461 million, largely because of weaker currencies in Europe and Asia-Pacific. Volume increased 2% primarily as a result of strong second quarter demand in the Agricultural Chemicals business. The earnings increase was a result of improved results for Agricultural Chemicals and improved earnings in the Biocides business.

Electronic Materials earnings of $26 million, excluding non-recurring items, increased $1 million, or 4%, from the 1997 period. Sales increased 4% on an increase in volume of 10%. Shipley Company volume increased in all of its regions. Lower sales and earnings in Asia-Pacific mitigated the effects of growth in Europe and North America. Earnings also benefited from the contribution of Rodel, an affiliate acquired in June 1997.

Corporate expenses of $41 million compared unfavorably to expenses of $33 million in 1997. 1998 included a second quarter after-tax charge of $10 million related to an extraordinary loss on the early extinguishment of debt.

The gross profit margin for the first six months was 40%, up from 37% in the prior-year period, largely as a result of 7% lower raw material costs. Selling prices were down slightly while currency fluctuations in Europe and Japan were unfavorable.

Selling, administrative and research expenses for the period were essentially flat compared to the 1997 period, reflecting the net effect of higher research expense and lower selling and administrative expense due to the absence of AtoHaas costs. Interest expense was flat, while affiliate earnings decreased to $2 million compared to 1997 earnings of $6 million, due to the absence of affiliate earnings of RohMax and AtoHaas Europe. Other income of $111 million reflects the net before-tax gain on second quarter non-recurring items, including the divestiture of the AtoHaas and RohMax businesses.

The effective tax rate for the first six months was 37%, up from 33% for the first six months of 1997, largely as a result of the tax treatment of the non-recurring items in the second quarter.


LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

In June 1998 the company sold its interest in the AtoHaas and RohMax businesses for cash proceeds of $287 million resulting in a net after-tax gain of $76 million, or $1.22 per share. Also in June, the company retired $115 million of high interest long- term debt through a tender offer. This debt retirement resulted in an after-tax extraordinary loss of $10 million, or $.16 per share. The net cash in-flows during the quarter included these transactions and resulted in a $27 million increase in cash and cash equivalents versus year-end 1997.

Free cash flows for the first six months of 1998 versus the prior-year period were as follows:

                              Six Months Ended
                                  June 30,
                              ----------------
                              1998       1997
                              ----------------
Cash provided by
  operating activities        $194       $253
Capital additions              (89)      (116)
Dividends                      (62)       (58)
                              ----------------
Free cash flow                $ 43       $ 79
                              ----------------

The decrease in cash provided by operating activities is primarily a result of the increase in Accounts Receivable, net, during the first half of 1998 versus the 1997 period, in part a result of the strong performance in Agricultural Chemicals in 1998. Fixed asset additions during the first six months of 1998 totaled $89 million, compared to $116 million in the prior year. The decrease reflects the absence of significant projects that were active during the same period of 1997, such as the completion of capacity expansion in Texas. Efforts to improve asset utilization also contributed to the lower spending. Spending for the full year is expected to be approximately $225 million, and will include spending on emulsions capacity in Europe, ion exchange resin and emulsions capacity in Asia-Pacific and further investment in the Electronic Materials businesses.

On July 27, 1998, the board of directors approved a three-for-one stock split, an increase in the quarterly dividend on common shares from 50 cents to 54 cents per common share and declared a regular quarterly dividend of $.6875 per preferred share. The stock split will occur in the form of a 200 percent common stock dividend paid on September 1, 1998 to shareholders of record on August 7, 1998. The common and preferred dividends are payable September 1, 1998, to stockholders of record on August 7, 1998. Had the stock split been effective for the periods presented, the pro-forma diluted earnings per common share for the second quarter of 1998 would have been $.91 compared to $.61 in 1997. For the first half of 1998, the pro-forma amounts would have been $1.49 versus $1.14 for the prior year period.

The debt-to-capital ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 19% at the end of the quarter, compared with 23% at year-end 1997 and 30% at the end of the second quarter of 1997. (Debt-to-capital is total debt divided by the sum of total debt, minority interest, shareholders' equity and ESOP shares.) During the first six months of 1998, the company repurchased 1,277,000 shares of common stock at a cost of $135 million. With 2 million shares remaining in its most recent authorization, on July 27, 1998 the Board of Directors authorized the purchase of an additional 4 million shares. The company entered an agreement to repurchase 4 million shares on August 13, 1998. The company also held discussions with the Haas Family and related trusts about converting 4 million common shares under their control to convertible preferred stock. After careful evaluation, the company and the family jointly decided it would be in the best interests of all the parties to maintain the existing relationship.

In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components. The company adopted this standard in the first quarter of 1998. As permitted under the standard, the company will present the components of comprehensive income in its Statement of Consolidated Stockholders' Equity. Because this Statement is not part of the company's required interim reporting, comprehensive income is disclosed in a note to the financial statements.

Also in 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and, in 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Both standards establish guidance for disclosure in annual financial statements. The company expects its business segment reporting under SFAS No. 131 will be consistent with the changes in its financial reporting structure incorporated in the company's reporting since the first quarter of 1998. The company will adopt the disclosures prescribed by both statements in its 1998 annual report as required.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and

Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions. The statement amends a number of existing standards and is effective for fiscal years beginning after June 15, 1999. The company expects to adopt this standard as required in fiscal year 2000 and has not yet fully assessed its potential impact on financial position or results of operations.

During 1996 management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000 and, in 1997, began assessing supply chain and customer implications. To date, all of the company's centralized internal computer systems have been inventoried, and work has begun on investigation, remediation and testing, which the company expects to have substantially completed by June 1999. At this time, the company believes there may be risk to itself and others in its industry presented by possible failure of systems that are not under its direct control, such as those of financial and government institutions, and transportation, utility and some other suppliers. However, the company continues to actively monitor the year 2000 readiness of such third parties and expects to prepare contingency plans where appropriate. A significant proportion of the costs associated with the year 2000 effort represent the redeployment of existing information technology resources. In addition, consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000 are expected to be incurred over the next eighteen months. All of these costs, which are not expected to exceed $15 million, are charged to expense as incurred.

This year 2000 discussion contains forward-looking statements based, in part, on assumptions such as the following: that the manufacturers of the company's computer systems and software have correctly represented the year 2000 status of their products; that the company's suppliers and customers will meet their stated year 2000 compliance obligations; and that the company's own investigation, remediation and testing are successful. This discussion, and other forward-looking statements made in this quarterly report, are based on current expectations and are subject to the risks and uncertainties detailed in the company's March 27, 1998, Form 10-K filing with the Securities and Exchange Commission. Actual results in the future may differ from those projected.

               ============================================
               == ROHM AND HAAS COMPANY AND SUBSIDIARIES ==
               ============================================


SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
------------------------------------------------------------------------------
SECOND QUARTER 1998 AND 1997
------------------------------------------------------------------------------

                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials         Total
               ---------------    -----------    ----------    --------------
                1998      1997*   1998   1997*   1998  1997*    1998     1997*
               ---------------    -----------    ----------    --------------
North America  $  423   $  486    $ 87   $ 84    $ 44  $ 44    $  554  $  614
Europe            160      164      73     78      24    23       257     265
Asia-Pacific       45       69      40     38      29    31       114     138
Latin America      31       38      34     34      --    --        65      72
               ---------------    -----------    ----------    --------------
Total          $  659   $  757    $234   $234    $ 97  $ 98    $  990  $1,089
               ---------------    -----------    ----------    --------------

------------------------------------------------------------------------------
FIRST SIX MONTHS 1998 AND 1997
------------------------------------------------------------------------------

                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials         Total
               ---------------    -----------    ----------    --------------
                1998      1997*   1998   1997*   1998  1997*    1998     1997*
               ---------------    -----------    ----------    --------------
North America  $  809     $910    $165   $155    $ 91  $ 84    $1,065  $1,149
Europe            317      318     153    162      47    44       517     524
Asia-Pacific       92      126      72     84      59    61       223     271
Latin America      59       71      63     60      --    --       122     131
               ---------------    -----------    ----------    --------------
Total          $1,277   $1,425    $453   $461    $197  $189    $1,927  $2,075
               ---------------    -----------    ----------    --------------

*Restated to reflect the 1998 change in financial reporting structure.



PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
                                                North America     (4)
Performance Polymers              (3)           Europe             7
Chemical Specialties               6            Asia-Pacific      (7)
Electronic Materials               9            Latin America     (3)
-----------------------------------------------------------------------
Worldwide                         (2)           Worldwide         (2)
-----------------------------------------------------------------------



CURRENT SIX MONTHS RELATIVE TO YEAR-EARLIER SIX MONTHS
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
                                                North America     (2)
Performance Polymers              --            Europe            12
Chemical Specialties               2            Asia-Pacific      (5)
Electronic Materials              10            Latin America     (5)
-----------------------------------------------------------------------
Worldwide                         --            Worldwide         --
-----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                   ---------------------   --------------------
                                      1998       1997*        1998       1997*
                                   --------------------------------------------
BUSINESS GROUP                                (Millions of dollars)
                                   --------------------------------------------
Performance Polymers                  $170       $ 96         $253       $174
Chemical Specialties                    13         27           42         55
Electronic Materials                    12         13           25         25
Corporate                              (25)       (19)         (41)       (33)
---------------------------------------------------------   -------------------
      Total                           $170       $117         $279       $221
---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                         $137       $ 87         $220       $154
Europe                                  47         25           78         55
Asia-Pacific                             3         13            9         28
Latin America                            8         11           13         17
Corporate                              (25)       (19)         (41)       (33)
---------------------------------------------------------   -------------------
      Total                           $170       $117         $279       $221
---------------------------------------------------------   -------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research expense.

* Restated to reflect the 1998 change in financial reporting structure.



ANALYSIS OF CHANGE IN BASIC PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
----------------------------------------------------------------------
                                                    $/Share
                                                  (after-tax)
                                         -----------------------------
                                           SECOND            FIRST
GROSS PROFIT                               QUARTER         SIX MONTHS
                                         ------------    --------------
Selling prices                             $(.06)            $(.05)
Physical volume and product mix             (.16)             (.09)
Raw material costs                           .29               .44
Other manufacturing costs                    .16               .28
Currency effect on gross profit             (.18)             (.40)
-----------------------------------------------------    ---------------
     Increase in gross profit                .05               .18
-----------------------------------------------------    ---------------
OTHER CAUSES
Gain on sale of facilities and
   investments, net                         1.22              1.22
Selling, administrative and
   research expenses*                        .04               .01
Share of affiliate earnings                 (.05)             (.06)
Extraordinary loss on early
   extinguishment of debt                   (.16)             (.16)
Provision for write-down of assets          (.22)             (.21)
Reduction in outstanding shares of
   common stock                              .08               .14
Other                                       (.03)             (.05)
-----------------------------------------------------    ---------------
    Increase from other causes               .88               .89
-----------------------------------------------------    ---------------
Increase in basic per-share earnings       $ .93             $1.07
-----------------------------------------------------    ---------------
*Amounts shown are on a U.S. dollar basis and include the impact of currency movements compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                ------------------------   --------------------
                                    1998        1997          1998       1997
                                ------------------------   --------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $   990     $ 1,089        $ 1,927   $ 2,075
Cost of goods sold                    584         688          1,148     1,313
--------------------------------------------------------   --------------------
Gross profit                          406         401            779       762

Selling and administrative expense    156         162            306       316
Research and development expense       52          50            104        95
Interest expense                       11          11             21        21
Share of affiliate net earnings        --           3              2         6
Other (income) expense, net          (108)          6           (111)        6
--------------------------------------------------------   --------------------
Earnings before income taxes and
   extraordinary item                 295         175            461       330
Income taxes                          115          58            172       109
--------------------------------------------------------   --------------------
EARNINGS BEFORE EXTRAORDINARY
   ITEM                           $   180     $   117        $   289   $   221
Extraordinary loss on early
   extinguishment of debt (net
   of income tax benefit of $5)        10          --             10        --
--------------------------------------------------------   --------------------
NET EARNINGS                      $   170     $   117        $   279   $   221
Less preferred stock dividends          2           2              4         4
--------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS            $   168     $   115        $   275   $   217
--------------------------------------------------------   --------------------
EARNINGS PER COMMON SHARE
   BEFORE EXTRAORDINARY ITEM:
   -- Basic                       $  2.95     $  1.85        $  4.70   $  3.47
   -- Diluted                        2.88        1.82           4.61      3.42

NET EARNINGS PER COMMON SHARE:
   -- Basic                       $  2.78     $  1.85        $  4.54   $  3.47
   -- Diluted                        2.72        1.82           4.46      3.42

Common dividends                  $   .50     $   .45        $  1.00   $   .90

Average number of common shares
   outstanding (000's)             60,415      62,174         60,578    62,523
--------------------------------------------------------   --------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
------------------------------------------------------------------------
                                              Six Months Ended June 30,
                                             ---------------------------
                                                 1998           1997
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 279          $ 221
Adjustments to reconcile net earnings
   to cash provided by operating activities,
   net of the effects of acquisitions and
   divestitures:
      Depreciation                                 132            135
      Deferred income taxes                        (15)            (5)
      Accounts receivable                         (145)          (100)
      Inventories                                   (9)            35
      Accounts payable and accrued liabilities     (47)           (73)
      Income taxes payable                          21             37
      Gain on sale of facilities and investments   (76)            --
      Extraordinary loss on early extinguishment
         of debt, net of tax                        10             --
      Provision for the write-down of assets        16             --
      Other working capital changes, net            (9)           (11)
      Other, net                                    37             14
------------------------------------------------------------------------
      Net cash provided by operating activities    194            253
------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sales of facilities and investments,
   net of cash sold                                287              5
Additions to land, buildings and equipment         (89)          (116)
Investments in affiliates, net of cash acquired    (21)           (65)
------------------------------------------------------------------------
      Net cash provided by (used by)
         investing activities                      177           (176)
------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt             7              5
Purchase of treasury stock                        (135)          (133)
Repayments of long-term debt                      (169)           (24)
Net change in short-term borrowings                 20            160
Payment of dividends                               (62)           (58)
Other, net                                          (5)             1
------------------------------------------------------------------------
      Net cash used by financing activities       (344)           (49)
------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             (1)
------------------------------------------------------------------------
      NET INCREASE IN CASH AND CASH
         EQUIVALENTS                             $  27          $  27
------------------------------------------------------------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
-----------------------------------------------------------------------------
                                          JUNE 30,    December 31,  June 30,
                                            1998          1997        1997
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   67        $   40      $   38
   Receivables, net                           855           755         941
   Inventories (note d)                       437           459         448
   Prepaid expenses and other assets          149           143         128
-----------------------------------------------------------------------------
      Total current assets                  1,508         1,397       1,555
-----------------------------------------------------------------------------
Land, buildings and equipment               4,373         4,492       4,418
Less accumulated depreciation               2,484         2,484       2,376
-----------------------------------------------------------------------------
      Net land, buildings and equipment     1,889         2,008       2,042
-----------------------------------------------------------------------------
Other assets                                  434           495         477
-----------------------------------------------------------------------------
                                           $3,831        $3,900      $4,074
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $   84        $   97      $  305
   Accounts payable and accrued
      liabilities                             616           669         592
   Accrued income taxes                       157            84         108
-----------------------------------------------------------------------------
      Total current liabilities               857           850       1,005
-----------------------------------------------------------------------------
Long-term debt                                402           509         543
Employee benefits                             408           410         415
Other liabilities                             290           334         346

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note f)                          110           126         127
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 118           135         136
   Retained earnings                        2,542         2,325       2,199
-----------------------------------------------------------------------------
                                            2,967         2,783       2,659
   Less: Treasury stock (note g)              934           820         743
   Less: ESOP shares                          135           138         142
   Other comprehensive income                 (24)          (28)         (9)
-----------------------------------------------------------------------------
      Total stockholders' equity            1,874         1,797       1,765
-----------------------------------------------------------------------------
                                           $3,831        $3,900      $4,074
-----------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. Certain prior year amounts in the Statements of Cash Flows have been restated to conform to current year presentation. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1997.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential remediations at some of its manufacturing facilities. At June 30, 1998, the reserves for remediation were $140 million, compared to $147 million at December 31, 1997. Insurance recoveries receivable were $2 million at June 30, 1998 and $19 million at December 31, 1997, the change resulting largely from collections in the first half of 1998. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. The amounts charged to earnings before tax for environmental remediation, net of insurance, were $7 million in the first half of 1998 and $8 million in the first half of 1997. In the 1997 period, there were charges of $27 million resulting largely from an unfavorable arbitration decision related to the Woodland sites. These charges were offset by a $25 million increase in insurance recoveries receivable resulting from agreements reached during that quarter with certain insurance carriers. The 1998 charge includes the aggregation of smaller environmental accruals.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $65 million. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                                           JUNE 30,   Dec. 31,   June 30,
                                             1998       1997       1997
                                          ---------   --------  ---------
Finished products and work in process        $334       $352       $347
Raw materials and supplies                    103        107        101
                                             ----       ----       ----
Total inventories                            $437       $459       $448
                                             ----       ----       ----

(E) The components of second quarter and first half 1998 comprehensive income are as follows (millions of dollars):

                                       June 30, 1998
                                       -------------
                                       Qtr.      YTD
                                       ----     ----
Net income                             $180     $289
Other comprehensive income,
   net of tax: Foreign
   currency translation
   adjustment                            (6)     (10)
                                       ----     ----
Comprehensive income                   $174     $279
                                       ----     ----


(F) The number of preferred shares issued and outstanding were:
    June 30, 1998                  2,199,842
    December 31, 1997              2,522,926
    June 30, 1997                  2,530,836

(G) The number of common treasury shares were:
    June 30, 1998                 18,846,969
    December 31, 1997             17,776,731
    June 30, 1997                 16,935,690


Dithane and Systhane are trademarks of Rohm and Haas Company.

                             [LOGO]
                      RESPONSIBLE CARE(R)
                      A PUBLIC COMMITMENT


                             [LOGO]
                         ROHM AND HAAS

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     -----------------------------------------------------------
Cover           An illustration of a chemical molecule and words
                "Second Quarter 1998"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)